Exhibit 4.1

DESCRIPTION OF THE REGISTRANT’S SECURITIES REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

Pursuant to our Articles of Incorporation, our authorized capital stock consists of 500,000,000 shares of Common Stock, par value of $0.0001 per share, and 1,000,000 shares of preferred stock, par value $0.0001 per share.

The following description summarizes the material terms of our capital stock and does not purport to be complete. It is subject to, and qualified in its entirety by reference to, our Articles of Incorporation and our Amended and Restated Bylaws, each of which is incorporated by reference as an exhibit to our Annual Report on Form 10-K for the fiscal year ended December 31, 2025 (the “Report”) of which this Exhibit 4.1 is a part.

Defined terms used herein but not otherwise defined shall have the meaning ascribed to such terms in the Company’s Report.

Common Stock

Holders of our Common Stock are entitled to one vote for each share on all matters submitted to a stockholder vote. Holders of Common Stock do not have cumulative voting rights. Therefore, holders of a one-third (1/3) of the voting power of our stockholders for the election of directors can elect all of the directors. Holders of one-third (1/3) of the voting power of the Company’s stockholders, outstanding and entitled to vote, represented in person or by proxy, are necessary to constitute a quorum at any meeting of stockholders. A vote by the holders of a one-third (1/3) of the voting power of the Company’s stockholders is required to effectuate certain fundamental corporate changes such as liquidation, merger or an amendment to the Company’s articles of incorporation.

Holders of our Common Stock are entitled to share in all dividends that the board of directors, in its discretion, declares from legally available funds. In the event of a liquidation, dissolution or winding up, each outstanding share entitles its holder to participate pro rata in all assets that remain after payment of liabilities and after providing for each class of stock, if any, having preference over the Common Stock. The Company’s Common Stock has no pre-emptive rights, no conversion rights and there are no withdrawal provisions applicable to the Company’s Common Stock.

IPO Warrants

The following summary of certain terms and provisions of the warrants included in the initial public offering (“IPO Warrants”) hereby is not complete and is subject to, and qualified in its entirety by the provisions of the form of Warrant, which is filed as an exhibit to the registration statement of which this prospectus is a part.

Exercisability. The IPO Warrants are exercisable at any time after their original issuance and at any time up to the date that is five years after their original issuance. The IPO Warrants are be exercisable, at the option of each holder, in whole or in part by delivering to us a duly executed exercise notice and, at any time a registration statement registering the issuance of the shares of Common Stock underlying the IPO Warrants under the Securities Act is effective and available for the issuance of such shares, or an exemption from registration under the Securities Act is available for the issuance of such shares, by payment in full in immediately available funds for the number of shares of Common Stock purchased upon such exercise. If a registration statement registering the issuance of the shares of Common Stock underlying the IPO Warrants under the Securities Act is not effective or available and an exemption from registration under the Securities Act is not available for the issuance of such shares, the holder may elect to exercise the IPO Warrants through a cashless exercise, in which case the holder would receive upon such exercise the net number of shares of Common Stock determined according to the formula set forth in the warrant. No fractional shares of Common Stock will be issued in connection with the exercise of the IPO Warrants. In lieu of fractional shares, we will pay the holder an amount in cash equal to the fractional amount multiplied by the exercise price.

Exercise Limitation. A holder will not have the right to exercise any portion of the IPO Warrants if the holder (together with its affiliates) would beneficially own in excess of 4.99% of the number of shares of our Common Stock outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the warrants. However, any holder may increase or decrease such percentage to any other percentage not in excess of 9.99%, provided that any increase in such percentage shall not be effective until 61 days following notice from the holder to us.

Exercise Price. The exercise price per whole share of Common Stock purchasable upon exercise of the IPO Warrants, has an exercise price of $28,050 per share (pre-split $93.50), reflective of the reverse stock splits effected in April 2025 and October 2024, resulting in an exercise price of $10,296 as of February 3, 2023, $4,224 as of September 29, 2023, and $2,178 as of May 30, 2024, based on anti-dilution terms in the warrants.

The exercise price is subject to appropriate adjustment in the event of certain stock dividends and distributions, stock splits, stock combinations, reclassifications or similar events affecting our Common Stock and also upon any distributions of assets, including cash, stock or other property to our stockholders. The exercise price, as reflected above, is also subject to adjustment in the event of subsequent sales of our Common Stock (or securities exercisable for convertible into Common Stock ) at a purchase price (or conversion or exercise price, as applicable) less than the then-effective exercise price. In the event of such a subsequent sale, the exercise price will be reduced to such lower price, subject to certain exceptions and subject to a minimum exercise price set forth in the IPO Warrants.

Forced Exercise and Redemption. The IPO Warrants will be subject to forced exercise commencing six months from issuance subject to the condition that the volume weighted average price of the Company’s Common Stock exceeds 200% of the then exercise price ($28,050) for twenty consecutive trading days and subject to certain other conditions set forth in the IPO Warrants. In the event that a holder fails to exercise the IPO Warrants within 30 days of notice of a forced exercise in accordance with the terms of the IPO Warrants, the Company may redeem the IPO Warrants at a redemption price of $0.01 per Warrant.

Transferability. Subject to applicable laws, the IPO Warrants may be offered for sale, sold, transferred or assigned without our consent.

Exchange Listing. The IPO Warrants are currently listed on the Nasdaq Capital Market under the symbol “STSSW”.

Warrant Agent. The IPO Warrants will be issued in registered form under a warrant agency agreement between VStock Transfer LLC, as warrant agent, and us. The IPO Warrants shall initially be represented only by one or more global warrants deposited with the warrant agent, as custodian on behalf of The Depository Trust Company (DTC) and registered in the name of Cede & Co., a nominee of DTC, or as otherwise directed by DTC.

Fundamental Transactions. In the event of a fundamental transaction, as described in the IPO Warrants and generally including any reorganization, recapitalization or reclassification of our Common Stock , the sale, transfer or other disposition of all or substantially all of our properties or assets, our consolidation or merger with or into another person, the acquisition of more than 50% of our outstanding Common Stock , or any person or group becoming the beneficial owner of 50% of the voting power represented by our outstanding Common Stock , the holders of the warrants will be entitled to receive upon exercise of the warrants the kind and amount of securities, cash or other property that the holders would have received had they exercised the warrants immediately prior to such fundamental transaction.

Rights as a Stockholder. Except as otherwise provided in the warrants or by virtue of such holder’s ownership of shares of our Common Stock , the holder of IPO Warrants does not have the rights or privileges of a holder of our Common Stock , including any voting rights, until the holder exercises the IPO Warrants.

Governing Law. The IPO Warrants and the warrant agency agreement are governed by New York law.